SECURITIES AND EXCHANGE COMMISSION
RECEIVED

JUL 29 2011

DIVISION OF MARKET REGULATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53219

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/10 (MM/DD/YY) AND ENDING 05/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CG BROKERAGE LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8215 GREENWAY BLVD, SUITE 610
(No. and Street)

MIDDLETON (City) WI (State) 53562 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

REILLY, PENNER & BENTON LLP
(Name – *if individual, state last, first, middle name*)

6702 STONEFIELD ROAD (Address) MIDDLETON (City) WI (State) 53562 (Zip Code)

CHECK ONE:

[redacted]

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11023043

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gennady Bekasov, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CG BROKERAGE LLC, as of MAY 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Designated Supervisory Principal

Title

Deborah K. Hewitt

Notary Public

DEBORAH K. HEWITT NOTARY PUBLIC STATE OF WISCONSIN

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CG BROKERAGE LLC
Middleton, Wisconsin

AUDITED FINANCIAL STATEMENTS

Years Ended May 31, 2011 and 2010

TABLE OF CONTENTS

Richard A. Raymaker
Steven C. Barney
Steven R. Volz
Daniel R. Brophey
Thomas G. Wieland
Michael W. Van Wagenen

RPB CPAs
A century of new ideas

David A. Grotkin
Joel A. Joyce
Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert

INDEPENDENT AUDITORS' REPORT

Board of Directors
CG Brokerage LLC
Middleton, Wisconsin

We have audited the accompanying balance sheet of CG Brokerage LLC (the Company) as of May 31, 2011 and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of CG Brokerage LLC as of May 31, 2010, were audited by other auditors whose report dated July 23, 2010, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at May 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying computation of net capital and aggregate indebtedness schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole

Reilly Penner & Benton LLP

July 20, 2011
Middleton, Wisconsin

Reilly, Penner & Benton LLP
6702 Stonefield Road • Madison, WI 53562 • 608-829-3838
www.rpb.biz

CG BROKERAGE LLC
Middleton, Wisconsin

Balance Sheets
May 31, 2011 and 2010

		2011		2010
Assets:				
Current Assets:				
Cash and cash equivalents	$	335,946	$	162,153
Commissions receivable		28,366		26,813
Prepaid expense		6,737		6,737
Total assets	$	371,049	$	195,703
Liabilities and Member's Equity:				
Current Liabilities:				
Accounts payable	$	107,615	$	32,714
Member's Equity		263,434		162,989
Total liabilities and member's equity	$	371,049	$	195,703

The accompanying notes are an integral part of these financial statements.

CG BROKERAGE LLC
Middleton, Wisconsin

Statements of Income and Changes in Member's Equity
Years ended May 31, 2011 and 2010

	2011	2010
Revenues:		
Commission income	$ 257,090	$ 216,970
Expenses:		
Affiliate	124,767	111,509
CRD and registration fees	15,865	13,957
Professional fees	6,437	19,000
Regulatory fees	1,749	1,045
Office and other	7,827	6,189
	156,645	151,700
Net income	100,445	65,270
Member's equity, beginning of year	162,989	347,719
Distributions	-	(250,000)
Member's equity, end of year	$ 263,434	$ 162,989

The accompanying notes are an integral part of these financial statements.

CG BROKERAGE LLC
Middleton, Wisconsin

Statements of Cash Flows
Years ended May 31, 2011 and 2010

	2011	2010
Cash Flows From Operating Activities:		
Net income	$ 100,445	$ 65,270
Effects of changes in operating assets and liabilities		
Accounts receivable	(1,553)	(7,745)
Affiliate receivable	-	84,107
Prepaid expenses	-	(2,056)
Accounts payable	74,901	16,034
Net cash provided in operating activities	173,793	155,610
Cash Flows From Investing Activities		
Distributions paid	-	(250,000)
Net cash (used) in investing activities	-	(250,000)
Net increase (decrease) in cash and cash equivalents	173,793	(94,390)
Cash and Cash equivalents, beginning of year	162,153	256,543
Cash and cash equivalents, end of year	$ 335,946	$ 162,153

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

Business Activity

CG Brokerage LLC (the Company), a wholly owned subsidiary of CGFS Holdings LLC, which is a wholly owned subsidiary of Clifton Gunderson LLP (the Parent), is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. The Company is engaged in securities activities covering variable annuities, mutual funds, section 529 college savings plans and employee benefit plans. Transactions involving registered, traded equity securities are processed through a correspondent securities broker and dealer on a fully-disclosed basis. The Company's fiscal year ends May 31. Significant accounting policies followed by the Company are presented below.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company recognizes commissions on a trade-date basis.

Commission Receivable

Commissions receivable are reported at contract value. An allowance for uncollectible receivables is not considered necessary.

Reserves and Custody of Securities

The Company did not hold trading securities, nor does it hold customer securities at May 31, 2011. Because the Company does not handle customers' securities, Rule 15(c)3-3, in regard to computation for determination of reserve requirements and information relating to the possession or control requirements, does not apply.

Income Taxes

Currently, the Company is a disregarded entity for income tax purposes and, accordingly, its income is included in the income tax return filed by the Parent. The Parent is taxed under the partnership provisions of the Internal Revenue Code and comparable state regulations. Under these provisions, the Parent does not pay federal or state corporate income taxes on its taxable income. Instead, the partners of the parent report on their personal income tax returns their proportionate share of the Company's taxable income. Accordingly, no income tax or liability provision has been made for the Company.

The Company is no longer subject to U.S. income tax examinations for years ending before May 31, 2008. The Company is no longer subject to Wisconsin income tax examinations for years ending before May 31, 2007.

1. Summary of Significant Accounting Policies (Continued)

Subsequent Events

Management evaluated subsequent events through July 20, 2011, the date the financial statements were available to be issued. Events or transactions occurring after May 31, 2011, but prior to July 20, 2011 that provided additional evidence about conditions that existed at May 31, 2011, have been recognized in the 2011 financial statements. Events or transactions that provided evidence about conditions that did not exist at May 31, 2011, but arose before the financial statements were available to be issued, have not been recognized in the 2011 financial statements.

Shared Expenses and Related Activities

The Company has entered into an expense sharing agreement with the Parent, which requires the Company to reimburse the Parent for certain shared expenses based on the Company's pro rata share of gross revenue. These expenses are shown as affiliate expense in the statements of income.

At May 31, 2011 and 2010, the Company owed to CGFS Holdings LLC and another related entity $102,433 and $5,830, respectively. These payables are included in accounts payable on the balance sheet.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At May 31, 2011 and 2010, respectively, the Company had net capital of $256,648 and $157,989, in excess of the requirement of $7,174 and $5,000, and a net capital ratio of .42 to 1 as of December 31, 2011.

3. Filing Requirements

There were no liabilities subordinated to claims of creditors during the year ended May 31, 2011. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

4. Concentrations

The Company maintains its cash balances primarily in an area bank, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

5. Commitments

The Company is periodically subject to examination of its operations by various regulatory agencies. It is management's opinion that none of these examinations will have a material effect on the Company's financial statements.

CG Brokerage LLC
Middleton, Wisconsin

Computation of Aggregated Indebtedness
and Net Capital Under Rule 15c3-1
May 31, 2011

Aggregated Indebtedness	
Accounts payable	$ 107,615
Total aggregated indebtedness	$ 107,615
Minimum required net capital (6 2/3% of aggregated indebtedness)	$ 7,174
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Computation of Basic Net Capital Requirements	
Member's equity	$ 263,434
Deductions:	
Other receivables from broker or dealer	(49)
Prepaid assets	(6,737)
Net capital	256,648
Net capital requirement (minimum)	7,174
Capital in excess of minimum requirement	$ 249,474
Ratio of aggregated indebtedness to net capital	0.42 to 1

Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of May 31, 2011):

Net capital as reported in Company's Part IIA (unaudited) FOCUS report	$ 256,648

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

CG Brokerage LLC is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3.

CG Brokerage LLC is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

Richard A. Raymaker
Steven C. Barney
Steven R. Volz
Daniel R. Brophey
Thomas G. Wieland
Michael W. Van Wagenen

RPB CPAs
A century of new ideas

David A. Grotkin
Joel A. Joyce
Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
CG Brokerage LLC
Middleton, Wisconsin

In planning and performing our audit of the financial statements and supplemental information of CG Brokerage LLC (the Company), as of and for the year ended May 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Reilly, Penner & Benton LLP
6702 Stonefield Road • Madison, WI 53562 • 608-829-3838
www.rpb.biz

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of the internal control was for the limited purpose described in the preceding paragraphs and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at May 31, 2011, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reilly Penner & Benton LLP

July 20, 2011
Middleton, Wisconsin

Richard A. Raymaker
Steven C. Barney
Steven R. Volz
Daniel R. Brophey
Thomas G. Wieland
Michael W. Van Wagenen

RPB CPAs
A century of new ideas

David A. Grotkin
Joel A. Joyce
Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
CG Brokerage LLC
Middleton, Wisconsin

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protector Corporation (SIPC) for the year ended May 31, 2011, which were agreed to by CG Brokerage LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority Inc., SIPC and other designated examining authorities, solely to assist you and the other specified parties in evaluating CG Brokerage LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). CG Brokerage LLC's management is responsible for CG Brokerage LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with the respective cash disbursement records entries including evaluation of the Company's bank statement noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended May 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended May 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Reilly Penner & Benton LLP

July 20, 2011
Middleton, Wisconsin

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended MAY 31, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-053219 FINRA MAY 6/25/2001
CG BROKERAGE LLC
ATTN GENNADY BEKASOV COMPLIANCE
8215 GREENWAY BLVD STE 610
MIDDLETON, WI 53562

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Allen Nanninga 309-495-6955

2. A. General Assessment (item 2e from page 2)		$ 643
B. Less payment made with SIPC-6 filed (exclude interest) 12-29-2010 Date Paid		(219)
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		424
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ 424
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 424	
H. Overpayment carried forward	$(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CG BROKERAGE LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 15th day of July, 20 11.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

13

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning June 1, 2010
and ending May 31, 2011
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 257,090
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	0
2d. SIPC Net Operating Revenues	$ 257,090
2e. General Assessment @ .0025	$ 643 (to page 1, line 2.A.)